

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Gary Simanson
Chief Executive Officer
Thunder Bridge Capital Partners III Inc.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

> **Re: Thunder Bridge Capital Partners III Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2022**
> **File No. 001-39998**

Dear Gary Simanson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Benjamin S. Reichel